August 9, 2024

Ryan Sutcliffe and John Kernan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (“Registrant”)
 on behalf of the following series:

 T. Rowe Price Emerging Markets Bond Fund (“Acquiring Fund”)

 File No.: 333-281414

Dear Mr. Sutcliffe and Mr. Kernan:

The following is in response to a comment provided by Ryan Sutcliffe and John Kernan on August 9, 2024, regarding the Registrant’s Registration Statement filed on Form N-14 (the “N-14 Registration Statement”) under Section 8(a) of the Securities Act of 1933. The N-14 Registration Statement was filed on August 8, 2024, and relates to the reorganization of the T. Rowe Price Institutional Emerging Markets Bond Fund into the I Class of the Acquiring Fund.

Comment:

The auditor consents should not refer to the N-14 Registration Statement of T. Rowe Price Global Funds, Inc.

Response:

We represent that we will file a post-effective amendment as soon as practicable that contains updated auditor consents that only refer to the N-14 Registration Statement of T. Rowe Price International Funds, Inc. and do not refer to the N-14 Registration Statement of T. Rowe Price Global Funds, Inc.

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If you have any questions about this response, please call me at 410-345-6646 or email me at brian.poole@troweprice.com.

Sincerely,

/s/ Brian R. Poole
Brian R. Poole
Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.